SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.       Full title of the plan: UBS 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018 and

For the Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

and Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the UBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UBS 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have audited the UBS 401(k) Plan since 1979.

New York, New York

June 24, 2020

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	2019	2018

ASSETS
Investments, at fair value	$6,652,203,002	$5,397,829,907
Notes receivable from participants	58,181,102	58,524,300
Investment income receivable	1,734,920	2,020,861
Receivable for securities sold	285,831	55,362
Taxes receivable	980,205	821,253
Contributions receivable
Contributions receivable	1,525,401	2,043,520
Company, net of forfeitures	79,828,421	83,778,024
Total assets	6,794,738,882	5,545,073,227

LIABILITIES
Accrued expenses	3,416,165	2,071,979
Payable for securities purchased	100,768	59,505
Total liabilities	3,516,933	2,131,484

Net assets available for benefits	$6,791,221,949	$5,542,941,743

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

2019

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$1,125,308,705
Dividend and interest income	96,614,962
Net investment gain	1,221,923,667
Interest income on notes receivable from participants	3,443,802
Contributions
Participants	299,292,488
Company, net of forfeitures	170,643,035
Total contributions	469,935,523
Total additions	1,695,302,992

DEDUCTIONS FROM NET ASSETS
Distributions to participants	438,163,349
Administrative expenses	8,859,437
Total deductions from net assets	447,022,786

Net increase in net assets available for benefits	1,248,280,206

Net assets available for benefits
Beginning of year	5,542,941,743
End of year	$6,791,221,949

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan during the period  January 1, 2015, through  February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust Company (the Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest in mutual funds, common and collective trust funds, money market funds, the UBS Group AG Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and (iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000.  In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) up to 6% of Compensation.”

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year (including an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011) shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

NOTE 1  DESCRIPTION OF THE PLAN (continued)

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

The Plan is hereby amended as follows, effective as of January 1, 2017 unless otherwise indicated below:

1.     Section 3.3(d) of the Plan is revised to read as follows:

"(f) Any Employee who is employed by an Employer and is classified by the Employer as an "intern" shall become an Eligible Employee upon completion of at least a five (5) consecutive month Period of Service.  For the avoidance of doubt, the above rule regarding completion of at least a five (5) consecutive month Period of Service shall apply to any Employee who is employed by an Employer as part of the "career comeback program" or any similar program regardless of whether the Employee is classified as an "intern."

2.     Effective January 1, 2016, a new Section 7.5(d) is added to the Plan that reads as follows:

"(d) N2 Transaction.  With respect to an individual who became an Employee as part of the Group Technology/Group Infrastructure CIO function between August 10, 2015 and March 7, 2016 upon closing of the N2 transaction, the individual's period of service with Computer Science Corporation and/or AT&T which ended immediately prior to the closing of the N2 transaction shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

Effective January 1, 2016, a new Section 7.5(e) is added to the Plan that reads as follows:"(e) Allegis.  With respect to an individual from Allegis who became an Employee as part of the Professional Recruiting or Campus Recruiting (Junior Talent) function from March 21, 2016 through June 27, 2016, the individual's period of service with Allegis which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

NOTE 1  DESCRIPTION OF THE PLAN (continued)

3.     Effective January 1, 2017, a new Section 7.5(f) is added to the Plan that reads as follows:

"(f) AT&T  Services Inc.  With respect to an individual from AT&T Services Inc.  who became an Employee as part of the Group Technology/Group Infrastructure CIO function from August 1, 2017 to August 8, 2017, the individual's period of service with AT&T Services Inc. which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

4.     Effective January 1, 2017, a new Section 7.5(g) is added to the Plan that reads as follows:

"(g) Accenture LLP. With respect to an individual from Accenture LLP who became an Employee as part of the Group Corporate Communications Americas function on October 2, 2017, the individual's period of service with Accenture LLP which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

5.     Effective January 1, 2018 Section 8.1(a) of the Plan is revised to read as follows:

(a)    Eligibility For Distribution.  Following the occurrence of (i) a Participant’s Severance Date for any reason other than death, or (ii) the Participant’s Disability, the Participant shall be entitled to affirmatively elect to receive a distribution of his Vested Account Balance.  A Participant may make a separate distribution election with respect to amounts held in his Roth Contributions Account, provided that (i) in no event may a Participant take a partial distribution from his Roth Contributions Account, and (ii) in the event a Participant makes a separate distribution election with respect to amounts in his Roth Contributions Account, such amounts must be distributed or commence to be distributed at the same time or before the remainder of his Vested Account.

The Plan was amended effective January 1, 2018, as follows:

1.     Section 2.1 of the Plan is amended by adding the following paragraph to the end of the definition of “Disability” thereof:

Effective with respect to an Employee who becomes a Participant on or after January 1, 2018, ‘Disability’ means a physical or mental condition that results in a total and permanent disability that entitles the Participant to receive Social Security disability benefits based upon a determination by the Social Security Administration.”

2.     Section 5.5 of the Plan is amended by deleting the first sentence of the third paragraph thereof and replacing such first sentence with the following:

“Effective  with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

3.     Section 5.5 of the Plan is further amended by adding the following to the end thereof:

“Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10, but less than 15	3.0	3.0	3.0
15 or more	3.5	3.5	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10 or more	3.0	2.5	2.0

Any such Eligible Employee who was eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011, but is not continuously employed by an Employer beginning after December 31, 2011, shall receive a Retirement Contribution equal to the applicable percentage of Compensation listed in the schedule applicable to Eligible Employees who were not eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011 for each Plan Year after his reemployment with an Employer that he or she is entitled to a Retirement Contribution under Section 5.4.  Employment with a non-participating Affiliated Employer is not considered employment with an Employer for purposes of this Section 5.5.”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

4.     Section 8.8 of the Plan is amended by inserting the following sentence after the third sentence therein:

“Any distribution to a Distributee who is not the surviving Spouse of the Participant may only be transferred in a direct trustee-to-trustee transfer to an individual retirement account or annuity under Sections 408(a) and (b) of the Code established for the purpose of receiving such distribution and which will be treated as an inherited IRA pursuant to the provisions of Code Section 402(c)(11), if such distribution otherwise meets the requirements set forth in this Section 8.8.  Such direct rollover of a distribution by a nonspouse Distributee shall be treated as an eligible rollover distribution only for purposes of Code Section 402(c).”

5.     Section 10.11 of the Plan is amended by adding the following paragraph to the end thereof to read in its entirety as follows:

“(d) Solely with respect to an individual who was a Participant in the Plan on or before December 31, 2017, the determination of a Disability claim or an appeal of a denied Disability claim filed (i) on or after January 18, 2017 and on or before April 18, 2018, shall be made in accordance with DOL Regulations section 2560.503-1(p)(4); and (ii) on or after April 19, 2018, shall be made in accordance with applicable DOL Regulations under section 2560.503-1.”

6.     Section 11.3 of the Plan is amended by deleting paragraph (d) therein in its entirety, and redesignating the subsequent paragraph accordingly.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the Company include recordkeeping, trustee, legal, audit, and investment consulting fees. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self-directed window. Expenses related to the Plan’s investments (investment management fees and commissions) are charged to the specific Plan’s investments fund to which the expense relates. For the years ended December 31, 2019 and 2018 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.

Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $19,000 for 2019. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2018 was $25,000. These limits are subject to change in future years to be consistent with IRS limitations.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 75% of the first 4% of each participant’s eligible annual compensation which the participant contributes to the Plan for Plan years prior to January 1, 2017 and up to 100% of the first 6% of each participants eligible annual compensation which the participant contributes to the Plan for Plan year 2017. The Plan had a $3,000 annual maximum limit for 2017 and $4,500 for 2018, and 5,850 for 2019. There is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Company Contributions

The Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan years prior to January 1, 2017 the Company’s Match was calculated by multiplying each participant’s pre-tax, Roth 401(k), and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000 on an annual basis. For Plan year, 2017 the Company Match was calculated by multiplying each participant's pre-tax, Roth 401(k) and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000 on an annual basis. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500 and for 2019 the annual Company Match is $5,850.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a Retirement Contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k) Roth and After-tax) at any time. In addition, they can make different investment elections for their Company Contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2019 and 2018 total forfeitures of $8,080,564 and $ $6,412,225 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2019 and December 31, 2018, were $2,527,671  and $2,545,299 respectively.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Notes Receivable from Participants

Notes receivable from participants represent participant loans which are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.25% to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

New Accounting Pronouncement

In February 2017, the Financial Accounting Standard Board issued Accounting Standards Update 2017-06,  Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 was effective on  January1,2019 and  it  relates primarily to the reporting by an employee benefit plan for its interest in a master trust and is not applicable for the Plan.

In July 2018, the Financial Accounting Standard Board issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. ASU 2018-09 was effective on  January 1, 2019.  Management has reviewed this ASU and does not expect this to have any significant impact on the Plan.

In July 2018, the Financial Accounting Standard Board issued Accounting Standards Update 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20).  The Accounting Standard Update 2018-14 contains several amendments to the disclosure requirements for employers that sponsor defined benefit pension and other post-retirement plans. The objective of the amendments is to improve the effectiveness of disclosures in the notes to financial statements. Several disclosure requirements that are no longer considered cost beneficial are removed, specific disclosure requirements are clarified, and certain disclosures are added. ASU 2018-14 was effective for yearend 2020 and it  relates primarily to the reporting by an defined benefit plan and is not applicable for the Plan.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of ASU 2018-13. Management has not yet adopted the provisions of this ASU.

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 20187.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Funds record their corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2019 and 2018.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

At December 31, 2019, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,353,477,046	—	—	$1,353,477,046
Self Directed Brokerage Account	1,208,231,247	—	—	1,208,231,247
UBS Stock Fund	175,979,519	—	—	175,979,519
	$2,737,687,812	$ —	$ —	$2,737,687,812
Investments measured at NAV:
Money market funds(a)				$385,697,917
Short-term investment funds(b)				34,207,495
U.S. equity funds(c)				990,092,513
Non-U.S. equity funds(c)				277,524,770
U.S. bond funds(d)				489,833,196
Non-U.S. bond funds(e)				28,012,035
Target date funds(f)				1,709,147,264
Total investments, at NAV				$3,494,609,778
Total investments at fair value				$6,652,203,002

At December 31, 2018, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 1,061,454,694	—	—	$ 1,061,454,694
Self Directed Brokerage Account	1,031,899,452	—	—	1,031,899,452
UBS Stock Fund	181,040,564	—	—	181,040,564
	$ 2,274,394,710	$ —	$ —	$ 2,274,394,710
Investments measured at NAV:
Money market funds(a)				$331,205,209
Short-term investment funds(b)				34,326,361
U.S. equity funds(c)				773,541,312
Non-U.S. equity funds(c)				224,763,773
U.S. bond funds(d)				397,590,608
Non-U.S. bond funds(e)				25,713,839
Target date funds(f)				1,336,294,095
Total investments, at NAV				$3,123,435,197
Total investments at fair value				$5,397,829,907

(a)  Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b) Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds.

(c)   Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d)            U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e) Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(f)   Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2019, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

–   Notes receivable from participants are considered to be party-in-interest transactions.

–   Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

–   The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $ 9,880,134 for 2019.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

Note 6  TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014 and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced in 2015 (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis.

Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option. From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

Note 7  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$6,791,221,949	$5,542,941,743
Less: Benefits payable to participants	(2,117,119)	(2,088,498)
Net assets available for benefits per Form 5500	$6,789,104,830	$5,540,853,245

The accompanying financial statements present benefits distributions to participants on cash basis.  The Form 5500 requires benefits distributions to be reported as a benefits payable in the plan year.  Therefore, the adjustment from cash basis to accrual basis for benefits distributions represents a reconciling item.

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2019:

Net increase/(Decrease) in net assets available for benefits per the financial statements	$1,248,280,206
Add: Benefits payable to participants at December 31,2018	2,088,498
Less: Benefits payable to participants at December 31,2019	(2,117,119)
Net increase/(Decrease) in net assets per Form 5500	$ 1,248,251,585

NOTE 8  SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan’s financial statements are available to be issued and notes the following :

On January 20, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, Plan management is unable to estimate the full impact of the COVID-19 outbreak on the assets of the Plan, as it continues to evolve as of the date of this report.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic.  The CARES Act waives all  required minimum distribution requirements for tax-qualified defined contribution plans, including 401(k) plans.  In addition, the CARES Act permits distributions up to $100,000 from qualified plans and IRAs by affected individuals.  Plan management is evaluating the impact of the CARES Act, but does not expect it to have a material impact on the assets of the Plan.

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2019

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment and Interest Rate	Share / Par Value	Current Value
UBS - OPPENHEIMER	Common and collective trust funds	2,056,636	131,309,005
UBS DC-INVESCO STABLE VAL - DV	Common and collective trust funds	187,004,379	187,004,379
UBS DC-LSV SCV, CT - DV	Common and collective trust funds	930,461	9,993,150
UBS DC-PRUDENTIAL - DV	Common and collective trust funds	746,763	134,320,282
UBS DC-SSGA GLBL ALLCAP EX-US	Common and collective trust funds	6,189,810	78,833,423
UBS DC-SSGA S&P 500 INDX FD-DV	Common and collective trust funds	34,114,144	980,099,363
LOOMIS SAYLES GLOBAL BOND	Common and collective trust funds	2,555,843	28,012,035
MONDRIAN INTL VALUE EQUITY	Common and collective trust funds	5,256,033	67,382,342
SSGA BC AGGREGATE INDEX	Common and collective trust funds	4,109,945	62,717,760
SSGA DAILY EXTENDED MARKET	Common and collective trust funds	2,312,771	105,790,775
VANGUARD TARGET RET 2015	Common and collective trust funds	405,651	21,880,841
VANGUARD TARGET RET 2020	Common and collective trust funds	4,042,187	235,659,506
VANGUARD TARGET RET 2025	Common and collective trust funds	3,006,269	184,975,727
VANGUARD TARGET RET 2030	Common and collective trust funds	5,775,116	372,263,968
VANGUARD TARGET RET 2035	Common and collective trust funds	2,880,562	194,178,709
VANGUARD TARGET RET 2040	Common and collective trust funds	4,023,916	280,104,771
VANGUARD TARGET RET 2045	Common and collective trust funds	1,848,897	129,977,464
VANGUARD TARGET RET 2050	Common and collective trust funds	2,010,827	141,421,492
VANGUARD TARGET RET 2055	Common and collective trust funds	631,844	44,380,690
VANGUARD TARGET RET 2060	Common and collective trust funds	888,399	37,552,630
VANGUARD TARGET RET 2065	Common and collective trust funds	357,385	9,334,885
VANGUARD TARGET RET INCOME	Common and collective trust funds	1,223,712	57,416,581
			3,494,609,778
ARTISAN INTL GROWTH	Mutual funds	4,759,578	143,796,448
TROWE LARGE CAP GROWTH F	Mutual funds	2,253,425	356,032,462
UBS DC - EAGLE - DV	Mutual funds	4,358,485	311,957,971
UBSFS DC- DIVERSIFIED INF - DV	Mutual funds	1,684,066	20,006,708
GLOBAL ALLOCATION	Mutual funds	1,290,191	75,114,924
WILLIAM BLAIR SMALL	Mutual funds	2,227,978	128,582,494
ROTHSCHILD SMID CAP VALUE	Mutual funds	5,037,707	178,867,654
SMALL CAP GROWTH	Mutual funds	3,689,416	139,118,385
			1,353,477,046
SELF DIRECTED BROKERAGE ACCOUNTS	Self Directed Brokerage Accounts	–	1,208,231,247
NTAM US COLLECTIVE GOVT STIF	Money market funds	385,697,917	385,697,917
*UBS CO STOCK FD-DV	UBS stock fund	175,979,519	175,979,519
ARTISAN INTL GROWTH	Short term investments	4,327,468	4,327,468
TROWE LARGE CAP GROWTH F	Short term investments	2,334,156	2,334,156
EAGLE - DV	Short term investments	8,219,562	8,219,562
CAMBIAR LARGE CAP VALUE	Short term investments	486	486
GLOBAL ALLOCATION	Short term investments	–	–
SDA PERSHING -DV	Short term investments	31	31
CLEARING ACCOUNT-DV	Short term investments	5,858,936	5,858,936
UBS CO STOCK FD-DV	Short term investments	3,424,486	3,424,486
WILLIAM BLAIR SMALL	Short term investments	2,105,635	2,105,635
INVESTMENT BANKING CLEARNG	Short term investments	1,359,389	1,359,389
ROTHSCHILD SMID CAP VALUE	Short term investments	2,118,358	2,118,358
SMALL CAP GROWTH	Short term investments	4,449,318	4,449,318
SSGA BC AGGREGATE INDEX	Short term investments	9,670	9,670
			34,207,495
Total investments at fair value			6,652,203,002
*Participant loans	5.25% to 10.50%		58,181,102

* Party-in-interest.

Note: Cost information is not required because investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date:  June 29, 2020